From the Desk of

Laurence J. Pino, Esquire

July 12, 2023

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Rockstar Capital Group LLC Tier 2 Regulation A Offering Submission

Rockstar Capital Group LLC

Response to SEC Letter Dated July 6, 2023

File No. 024-11706

Dear Kibum Park;

Please see our responses to the SEC’s recent Letter to our client, addressed to our Law Office on July 6, 2023.

1.	We have updated the Cover Page to include the following statement: “This Post-Qualification Amendment was made with the purpose of ensuring that the Management Fee listed in the Operating Agreement is identical to the one listed in the Offering Circular as initially filed. Due to an inadvertent error, the Operating Agreement Management Fee was previously not updated to the one and one half (1.5%) percent, as was listed in the Offering Circular in the initial submission. This has now been remedied.”

2.	Although no other changes besides the Management Fee were made, we have nonetheless updated the date of the Operating Agreement to today’s date – July 12, 2023 – to reflect its most recent update prior to submission.

We respectfully request qualification for this post-qualification amendment as a result of the aforementioned responses listed above.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Very Truly Yours,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC